August 19, 2021

Katherine Wray/Jan Woo

Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Greenpro Capital Corp.
Registration Statement on Form S-3 Submitted August 4, 2021
File No. 333- 258441

Dear Mses. Wray and Woo

On behalf of our client, Greenpro Capital Corp. (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 16, 2021. Concurrently with the submission of this letter, the Company is submitting its revised Amendment No. 1 to registration statement on Form S-3 (the “Revised Registration Statement”) and the related exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

* * *

Form S-3 filed August 4, 2021 Prospectus Cover Page

1.       Provide prominent disclosure about the legal and operational risks associated with being based in or having significant operations in China or Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRFKLLP.COM

Response:

Recently, the Chinese government announced that it would step up supervision of Chinese firms listed offshore. Under the new measures, China will improve regulation of cross-border data flows and security, crack down on illegal activity in the securities market and punish fraudulent securities issuance, market manipulation and insider trading, China will also check sources of funding for securities investment and control leverage ratios. The Cyberspace Administration of China (“CAC”) has also opened a cybersecurity probe into several U.S.-listed tech giants focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the Data Security Law, how companies collect, store, process and transfer data.

The Company is headquartered in Malaysia and has minimal operations in Hong Kong and China. It does not use variable interest entities in its corporate structure. It provides cross-border business solutions such as tax planning, trust and wealth management, cross border listing advisory services, transaction services, record management services, and accounting outsourcing services. One of its venture capital business segments focuses on rental activities of commercial properties and the sale of investment properties. None of the aforesaid business activities appears to be within the current targeted areas of concern by the Chinese government. However, because of the Company’s subsidiaries in Hong Kong and mainland China and its operations there there is always a risk that the Chinese government may, in the future, sseek to affect operations of any company with any level of operations in China including its ability to offer securities to investors, list its securities on a U.S. or other foreign exchange, conduct its business or accept foreign investment. If any or all of the foregoing were to occur, it could, in turn, result in a material change in the Company’s operations and/or the value of its common stock and/or significantly limit or completely hinder its ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The Company has included the abovementioned disclosures in the Prospectus Cover Page.

Prospectus Summary

2.       In your summary of risk factors, disclose the risks that being based in or having significant operations in China or Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRFKLLP.COM

Response:

Responsive to the Staff’s comments, the Company has added to its summary of risk factors further risk disclosure summaries, which are further elaborated in the “Risk Factors” section of the Revised Registration Statement under “Risks Related to Doing Business in Hong Kong and China”.

Risk Factors

3.       Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response:

Responsive to the Staff’s comments, the Company has added further risk factors in the “Risk Factors” section of the Revised Registration Statement under “Risks Related to Doing Business in Hong Kong and China”.

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at (212) 930 9700 or via e-mail at btan@srf.law.

Very truly yours,

SICHENZIA ROSS FERENCE LLP

/s/ Benjamin Tan
Benjamin Tan Esq.

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRFKLLP.COM